Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France
February 14, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Dorrie Yale

RE: Nanobiotix S.A.
Registration Statement on Form F-3 (File No. 333-262545)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Nanobiotix S.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on February 16, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm the event with Peter Devlin of Jones Day at (212) 326-3978. Thank you for your attention to this matter.

Very truly yours,

NANOBIOTIX S.A.

	By:	/s/ Laurent Levy
Laurent Levy
Chief Executive Officer
cc:	Peter Devlin, Jones Day